Exhibit 99.3

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

FINANCIAL STATEMENTS

MARCH 31, 2008

(EXPRESSED IN US DOLLARS)

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	MARCH 31,	JUNE 30,
	2008	2007
ASSETS

CURRENT
CASH (NOTE 4)	$32,158	$4,024
ACCOUNTS RECEIVABLE	5,198	7,145
	37,356	11,169
EQUIPMENT (NOTE 5)	-	196
	$37,356	$11,365
LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$6,765	$15,146
ACCOUNTS PAYABLE - RELATED PARTY (NOTE 7)	192,603	108,962
LOANS PAYABLE - RELATED PARTY (NOTE 7)	43,645	28,302
	243,013	152,410
SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (NOTE 6)
VARIABLE MULTIPLE VOTING SHARES	300,000	300,000
SUBORDINATE VOTING SHARES	41,933,339	41,873,339

CONTRIBUTED SURPLUS ARISING FROM STOCK BASED COMPENSATION (NOTE 6)	9,073	9,073

DEFICIT	(42,448,069)	(42,323,457)
	(205,657)	(141,045)
	$37,356	$11,365

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 7)
COMMITMENT (NOTE 8)

APPROVED BY THE DIRECTORS

    “Barbara West”
Barbara West, Director

   “Michael Cytrynbaum”
Michael Cytrynbaum, President

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN US DOLLARS)

CUMULATIVE TO		THREE MONTHS ENDED		NINE MONTHS ENDED
MARCH 31,		MARCH 31,		MARCH 31,
	2008	2008	2007	2008	2007
ADMINISTRATION EXPENSES

ACCOUNTING AND AUDIT	$755,064	$100	$5,875	$5,000	$10,851
AMORTIZATION	284,420	-	64	196	209
CONSULTING FEES	2,241,410	27,000	23,390	81,000	70,792
INTEREST - RELATED PARTY	3,836	1,152	-	3,836	-
LEGAL	1,886,632	185	2,560	1,870	2,938
OFFICE	951,308	407	844	4,844	4,269
RENT	726,425	-	-	-	-
SALARIES AND BENEFITS	292,748	-	-	-	10,115
TRANSFER AGENT AND FILING FEES	217,812	3,725	4,383	11,267	-
TRAVEL AND PROMOTION	1,222,278	-	-	-	-
	8,581,933	32,569	37,116	108,013	99,174

INTEREST AND OTHER INCOME	(1,519,220)	-	-	-	(8)
LOSS ON FOREIGN EXCHANGE	76,048	4,826	852	16,599	(120)
WRITE-DOWN OF INVESTMENT IN
PRIVATE COMPANY	1,000,799	-	-	-	-
(GAIN) ON SALE AND WRITE-DOWN OF
MARKETABLE SECURITIES	(6,310)	-	-	-	-
WRITE-DOWN OF MINERAL PROPERTIES	24,719,362	-	2	-	2
LOSS ON SALE OF PROPERTY AND EQUIPMENT	11,307	-	-	-	-
SETTLEMENT OF LAWSUITS	729,038	-	-	-	-
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-	-

	33,866,136	4,826	854	16,599	(126)
NET LOSS	42,448,069	37,395	37,970	124,612	99,048

DEFICIT BEGINNING OF THE PERIOD	-	42,410,674	42,238,505	42,323,457	42,177,427

DEFICIT END OF THE PERIOD	$42,448,069	$42,448,069	$42,276,475	$42,448,069	$42,276,475

BASIC AND DILUTED LOSS PER COMMON SHARE		$.01	$.01	$.01	$.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		31,936,083	30,824,972	31,936,083	30,824,972

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

INTERIM STATEMENTS OF CASH FLOW
(EXPRESSED IN US DOLLARS)

	CUMULATIVE TO	THREE MONTHS ENDED		NINE MONTHS ENDED
	MARCH 31,	MARCH 31,		MARCH 31,
	2008	2008	2007	2008	2007
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
NET LOSS	$(42,448,069)	$(37,395)	$(37,970)	$(124,612)	$(99,048)
ITEMS NOT INVOLVING CASH
AMORTIZATION	284,420	-	64	196	209
ACCRUED INTEREST AND EXCHANGE ON LOAN PAYABLE	5,145	2,045	-	5,145	-
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-	-
LOSS ON SALE OF PROPERTY AND EQUIPMENT	11,307	-	-	-	-
WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY	1,000,799	-	-	-	-
WRITE-DOWN OF MINERAL PROPERTIES	24,719,362	-	2	-	2
STOCK BASED COMPENSATION	9,073	-	-	-	-
SHARE CONSIDERATION PAYABLE INCLUDED IN SETTLEMENT OF LAWSUITS	375,000	-	-	-	-
	(7,187,851)	(35,350)	(37,904)	(119,271)	(98,837)
NET CHANGE IN NON-CASH WORKING
CAPITAL ITEMS					-
ACCOUNTS RECEIVABLE	(5,198)	5,764	(2,400)	1,947	2,605
PREPAID EXPENSES	-	-	-	-	1,345
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	199,368	13,388	31,592	75,260	67,519
	(6,993,681)	(16,198)	(8,712)	(42,064)	(27,368)
FINANCING ACTIVITIES
LOAN PAYABLE TO A RELATED PARTY	38,500	-	-	10,198	-
SHARES ISSUED FOR CASH, LOAN AND CONVERTIBLE DEBENTURES	26,108,338	-	-	60,000	-
	26,146,838	-	-	70,198	-
INVESTING ACTIVITIES
MINERAL PROPERTIES	(17,305,960)	-	-	-	-
INVESTMENT IN PRIVATE COMPANY	(1,000,799)	-	-	-	-
PURCHASE OF PROPERTY AND EQUIPMENT	(814,240)	-	-	-	-
	(19,120,999)	-	-	-	-
CHANGE IN CASH FOR THE PERIOD	32,158	(16,198)	(8,712)	28,134	(27,368)
					-
CASH BEGINNING OF THE PERIOD	-	48,356	8,998	4,024	27,654
CASH END OF THE PERIOD	$32,158	$32,158	$286	$32,158	$286
SUPPLEMENTAL INFORMATION
INTEREST PAID IN CASH DURING THE PERIOD	$-	$-	$-	$-	$-
INCOME TAXES PAID IN CASH DURING THE PERIOD	$-	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2008

(EXPRESSED IN US DOLLARS)

1.	GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at May 2, 2008, the Company had not reached a level of operations which would finance day-to-day activities. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

2.	CONTINUING OPERATIONS

The Company is incorporated under the laws of Yukon Territory of Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company’s annual general meeting in December, 2002, the shareholders approved the consolidation of the Company’s shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.	ACCOUNTING POLICIES

These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2007 and included with the Company’s annual report. In the opinion of management, these interim financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the nine-month periods ended March 31, 2008 and 2007. Interim results of operations are not indicative of the results of operations for the full year.

From time to time new accounting standards are pronounced by the Canadian Institute of Chartered Accountants. When released, these policies are reviewed by management to determine the impact on the Company’s reported operating results and disclosures. Four new standards that become effective for the Company’s 2007 fiscal year or thereafter are: Comprehensive Income, Financial Instruments Presentation and Disclosure, Financial Instruments Recognition and Measurements, and Capital Disclosures. These standards as applicable will be applied prospectively and their adoption is not anticipated to have a significant impact on the Company’s financial statements.

4.	CASH

The Company maintains its cash balances in various currencies. At the period end, the currencies held and the United States equivalents were as follows:

	March 31,
	2008	2007

Canadian dollars	$18,944		$236
US dollars	13,214		50
	$32,158		$286

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2008

(EXPRESSED IN US DOLLARS)

5.	EQUIPMENT

	March 31,
	2008	2007

Office furniture and equipment	$2,481	$2,481
Accumulated amortization	(2,481)	(2,192)
	$-	$289

6.	SHARE CAPITAL

a.	Authorized

3,000,000 variable multiple voting shares without par
value Unlimited number of subordinate voting shares without par value

The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote, calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

b.	Issued

	Share
	Price	Shares	Consideration
Variable Multiple Voting Shares
Issued for conversion of debenture
Balance March 31, 2008 and June 30, 2007	$.10	3,000,000	$300,000

Subordinate Voting Shares
Balance June 30, 2007		27,824,972	$41,873,339
Shares issued
For cash - Private placement		2,000,000	60,000
Balance March 31, 2008		29,824,972	$41,933,339

During the period ended December 31, 2007, the Company completed a private place of 2,000,000 units at $.03 per unit for gross proceeds of $60,000. Each unit consists of one subordinate voting share and one share purchase warrant entitling the holder to acquire a subordinate voting share at $.03 per share exercisable for October 18, 2012.

c.	Incentive Stock Options – Subordinate Voting Shares

The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company’s shares on the date of the grant.

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2008

(EXPRESSED IN US DOLLARS)

6.	SHARE CAPITAL (CONTINUED)

c.	Incentive Stock Options – Subordinate Voting Shares (Continued)

Details of director, employee and consultant share purchase options are as follows:

	March 31, 2008		March 31, 2007
		Weighted Avg.		Weighted Avg.
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance beginning of period	-	$-	300,000	$.20
Expired	-	$-	(300,000)	$.20
Balance end of period	-	$-	-	$-

d.	Share Purchase Warrants – Subordinate Voting Shares

	March 31, 2008		March 31, 2007
		Weighted Avg.		Weighted Avg.
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance beginning of period	-	$-	-	$-
Granted	2,000,000	$.03	-	$-
Balance end of period	2,000,000	$.03	-	$-

As at March 31, 2008, the weighted average remaining contractual life of the share purchase warrants is 55 months.

7.	RELATED PARTY TRANSACTIONS

Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

	March 31,
	2008	2007

Consulting fees charged by a company controlled by a director	$67,500	$58,993
Consulting fees charged by a director	$13,500	$11,799
Interest charged on related party loan	$3,836	$-

Accounts payable of $192,603 (2007 - $80,081) was owing to a company controlled by a director. Loan payable of $43,645 (Cdn. $42,336) is owing to a company controlled by a director, is unsecured, bears interest at 12% per annum and is repayable on demand. These related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount agreed by the transacting parties.

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2008

(EXPRESSED IN US DOLLARS)

8.	COMMITMENT

The Company has entered into a management agreement, with a Company controlled by a director, which requires minimum annual payments of approximately $185,600 (Cdn. $180,000). The agreement contains a clause requiring a termination payment of approximately $92,800 (Cdn. $90,000). The corporate related party has voluntarily reduced the monthly fee to $7,800 (Cdn. $7,500) commencing March, 2003 (Note 7).

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“US GAAP”)

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from US GAAP follows:

a.	Stock-Based Compensation

The Company has elected, commencing with the year ended June 30, 2005, to account for stock-based compensation using Statements of Financial Accounting Standards (“SFAS”) No. 123 and 123 (R) as amended December, 2004. Accordingly, compensation cost for stock options is measured at the fair value of options granted. For the year ended June 30, 2003, the Company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB No. 25") “Accounting for Stock Issued to Employees” for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

b.	Other Accounting Standards

i	The Company has adopted the SFAS No. 130 “Reporting Comprehensive Income” with no impact on US GAAP differences.

ii	The Company does not have any derivative or hedging instruments and, therefore, SFAS No. 149 “Accounting for Derivative Instruments and Hedging Activity” has no impact on US GAAP differences.

The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2008

(EXPRESSED IN US DOLLARS)

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“US GAAP”) (CONTINUED)

b.	Other Accounting Standards (Continued)

iii	The effect of the differences between Canadian GAAP and US GAAP on the balance sheets and statements of operations and deficit is summarized below:

	March 31,
	2008	2007
Share capital under Canadian GAAP	$42,233,339	$42,173,339
Adjustment for APB No. 25	12,490	12,490
	$42,245,829	$42,185,829

Deficit under Canadian GAAP	$(42,448,069)	$(42,276,475)
Adjustment for APB No. 25	(12,490)	(12,490)
Deficit under US GAAP	$(42,460,559)	$(42,288,965)

Loss for the period under Canadian GAAP and Comprehensive loss under US GAAP	$(124,612)	$(99,048)

Basic and diluted loss per share under US GAAP	$.01	$.01

There is no effect on the statements of operations and cash flow for the difference between Canadian GAAP and US GAAP for the periods.

PREPARED BY MANAGEMENT WITHOUT AUDITORS’ REVIEW